

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Wolfgang Maasberg
Chief Executive Officer & President
Lyris, Inc.
6401 Hollis Street, Suite 125
Emeryville, CA 94608

   Re: **Lyris, Inc.**
      Form 10-K for Fiscal Year Ended June 30, 2010
      Filed September 22, 2010
      Form 10-Q for Fiscal Quarter Ended December 31, 2010
      Filed February 9, 2011
      File No. 333-82154

Dear Mr. Maasberg:

   We have reviewed your letter dated January 14, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 13, 2010.

Form 10-K for Fiscal Year Ended June 30, 2010

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 37

1. We note your response to prior comment 13 where you clarified that historically, you were unable to establish fair value for your hosting services and accordingly, you did not account for your hosting and professional services as separate units of accounting when sold in multiple element arrangements. Please verify that you also did not account for the maintenance services included in these multiple element arrangements separately. Also, please explain further your revenue recognition policy for arrangements that included

hosting, professional and maintenance services that you accounted for as a single unit of accounting. In this regard, your disclosures include separate revenue recognition discussions for each of these services. For instance, you indicate that subscription revenues are recognized monthly based on the usage defined in the agreement or based on actual usage rates specified in the agreement and professional and maintenance services are recognized ratably of the term of the agreement. While your response indicates that these arrangements are accounted for as a single unit of accounting, it appears that revenue is being recognized differently for each service. Please explain further and tell us how your accounting complies with the guidance in ASC 605-25. In addition, please describe further the terms of your hosting services and specifically address those arrangements that include (a) specified monthly volume usage terms versus those that include (b) actual usage rate terms.

Item 11. Executive Compensation

Annual Bonus Plan, page 61

2.   In your response to prior comment 12, you state that the Compensation Committee did not establish any company or individual performance objective for fiscal year 2010 and suggest that all bonuses paid to named executive officers for such year were discretionary. Yet, this does not appear consistent with disclosure in your Form 10-K, which suggests that performance targets had been established for fiscal year 2010 but were not achieved. Please advise. Further, your existing disclosure indicates that bonuses were awarded for each quarter based on a specific percentage of previously established target bonuses. However we are unable to locate any discussion of how such percentages were determined. In your response, please provide a detailed analysis describing how bonuses were awarded to each of your named executive officers for fiscal 2010. To the extent that bonus awards were based solely on the Compensation Committee's "subjective evaluation of the contributions of various executives," we would expect your response to discuss the specific individual contributions of each named executive officer considered by the Compensation Committee and explain how the Compensation Committee determined that each such award was appropriate.

Form 10-Q for the Quarter Ended December 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Capital Resources and Financial Condition, page 27

3.   We note your response to prior comment 6 where you indicated you would enhance the liquidity disclosures in future filings pursuant to Item 303(a)(1) of Regulation S-K. However, we note your disclosures on page 28 of the December 31, 2010 Form 10-Q do not discuss the reasons for the $2.1 million decrease in accounts receivable. Please tell us

of the reasons for such decrease and confirm that in future filings you will provide the necessary disclosures. Also, tell us how you considered providing a days sales outstanding analysis in your liquidity disclosures.

<u>Goodwill, Long-lived Assets and Other Identifiable Assets, page 28</u>

4.	In response to our prior comment 8, the company acknowledged that you would expand your discussion regarding goodwill in future filings. However, we note no such discussion in the December 31, 2010 Form 10-Q. Please confirm that you will include these expanded disclosures in your next Form 10-Q when filed.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or Matthew Crispino, Staff Attorney, at (202) 551-3456.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief